Jan R. Hauser Vice President and Controller General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 USA T 203 373-3234 F 203 373-3757 jan.hauser@ge.com

Via EDGAR
May 21, 2013

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-00035

Dear Mr. Cascio:

We are responding to your comment letter dated April 25, 2013, to Keith S. Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) related to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Consumer – U.S. installment and revolving credit, page 55

1.
We see that you attribute the increase in the allowance for losses on U.S. installment and revolving credit financing receivables to the use of “a more granular portfolio segmentation approach, by loss type, in determining the incurred loss period.” Please describe to us in detail the specific changes made in your loan loss allowance methodology and the reasons for these changes.  Please quantify how these changes impacted your loan loss allowance for the U.S. installment and revolving credit financing receivables.  Also describe whether you made changes in the loan loss allowance methodology for any other loans. In this regard, please also clarify if this more granular approach relates to the overall credit quality scores as discussed in the notes to the financial statements on page 182.

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Response:

As described in Note 1. Basis of Presentation and Summary of Significant Accounting Policies in GE’s Annual Report on Form 10-K for the year ended December 31, 2012 (2012 Form 10-K), the underlying assumptions, estimates and assessments we use to provide for losses are updated periodically to reflect our view of current conditions and are subject to the regulatory examination process, which can result in changes to our assumptions. The allowance for losses on our consumer revolving portfolios is established through a process that estimates the probable losses inherent in the portfolio based upon statistical analyses of portfolio data. These analyses include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, and also other analyses that reflect current trends and conditions.

In 2012, we began a process to enhance our consumer revolving credit portfolio allowance for loan loss methodology by further differentiating and determining a revised estimate of the incurred loss period for each segment of our U.S. consumer revolving credit portfolio. Previously, our estimate of the incurred loss period was predicated on the “turn” of the portfolio, which was used to approximate the blended average life of the portfolio’s receivables. This estimate provided an allowance for loan loss to cover from the date of the probable loss event to date of charge-off and its objective was to ensure such reserve covered all losses currently embedded in the outstanding portfolio. Our revised incurred loss period estimation was determined for each type of loss (i.e., aged, fraud, deceased, settlement, other non-aged and bankruptcy), rather than by portfolio, and is based solely on an analysis of accounts that charged-off to ensure the incurred loss period incorporated the risk characteristics of the accounts that were driving losses.  This exercise was subject to detailed quantitative and qualitative analyses and included an assessment of the accounts that charged-off (for each of the nineteen segments and six loss types), their associated past payment performance at varying quarter points over multiple years, and seasonality, among other factors and was performed across approximately 50 million customer accounts. The revised incurred loss period estimation provides a better estimate of the date of the probable loss event, and estimates the length of time it takes for a probable loss event to result in a charge-off.

We believe that these revisions to our methodology result in a better estimate of our allowance for loan loss as we believe that a more granular portfolio segmentation analysis, by retailer segment and loss type, provides a better estimate of the date of the probable loss event and length of time it took for a probable loss event to result in a charge-off. By also differentiating the analyses of the current incurred loss period from one based on the turn of the portfolio, used previously, to an incurred loss period estimation based solely on analyses of accounts that charged-off, we believe this ensures that the resulting incurred loss period estimate better incorporates the risk characteristics specific to the accounts driving losses. This revised analysis and estimation provided new information, which we believe results in a more precise estimate, and is more representative of the inherent losses in our consumer revolving portfolio.

Upon completion of the analysis for certain loss types during 2012, which resulted in a lengthening of the estimate of the incurred loss period and a corresponding increase in

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the modeled allowance for loan loss, we recognized a provision for loan loss of approximately $344 million, including $307 million in the second half of 2012.

In the first quarter of 2013, we finalized our analysis of the revised incurred loss period estimation for our U.S. consumer revolving credit portfolio, upon completion of the analysis for the bankruptcy loss type; this resulted in a lengthening of the estimate of the incurred loss period for this loss type and a corresponding increase to our reserve of $274 million ($120 million, after tax). Further, we incorporated our current view of projected net write-offs over the next twelve months, in a manner consistent with regulatory guidance, resulting in increases to our reserves of $263 million ($129 million, after tax) in the U.S. consumer revolving credit portfolio, and $72 million ($48 million, after tax) in the non-U.S. consumer revolving credit portfolio.

These increases in our provision for loan loss and allowance for loan loss did not relate to the overall credit quality scores as discussed in the notes to the financial statements on page 182.

Other than the enhancements to our consumer revolving portfolio allowance for loan loss methodology described above, we made no material changes to our allowance for loan loss methodologies during the year ended December 31, 2012 or three-month period ended March 31, 2013.

We included the following disclosure in our Form 10-Q for the quarter ended March 31, 2013 and will include disclosure along these lines in future filings.

“In the first quarter of 2013, we completed our implementation of a more granular portfolio segmentation approach, by loss type, in determining the incurred loss period in our consumer revolving credit portfolios, which resulted in an increase to the incurred loss period and included a qualitative assessment of the adequacy of the consumer revolving credit portfolios’ allowance for losses, which compares this allowance for losses to projected net write-offs over the next twelve months, in a manner consistent with regulatory guidance. This resulted in an increase of $0.6 billion to the allowance for losses on financing receivables ($0.3 billion, after tax), the vast majority of which was attributable to our U.S. consumer revolving credit portfolios.”

Note 2. Assets and Liabilities of Businesses Held for Sale and Discontinued Operations, page 111

WMC, page 115

2.
We see that pending repurchase claims for WMC increased to approximately $5.4 billion at December 31, 2012 from $0.7 billion at December 31, 2011 and that you recorded an increase in related reserves for these claims of $490 million during 2012. We note that the reserve was based, in part, upon WMC’s historical loss experience on loans tendered for repurchase. However, we note the significant decrease in the reserve as a percentage of pending claims in 2012 as compared to 2011 and 2010.

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•	In light of the significant increase in the amount of repurchase claims tendered during fiscal 2012, please explain to us how you used historical rates in establishing the reserve.
•	Discuss in more detail the methodology you used in establishing the reserve and how you concluded that the reserve was reasonable at December 31, 2012.
•	Describe for us in greater detail the types of contractual obligations that if they were not satisfied would result in a “validly tendered” repurchase claim.

Response:

WMC Background

We sold WMC, our U.S. mortgage business in 2007. WMC substantially discontinued all new loan originations by the second quarter of 2007, and is not a loan servicer. In connection with the sale, WMC retained certain representation and warranty obligations related to loans sold to third parties prior to the disposal of the business.

WMC maintains reserves for representation and warranty claims (“R&W Claims”) based on historical experience and expected future claims (as further described below). The majority of loans originated and sold by WMC were included in securitizations that closed from 2005 through the second quarter of 2007.

Reserve Methodology

WMC’s reserve for R&W Claims is based on three components – known pending claims (“Pending Claims”), estimated future loan repurchase claims (“Future Claims”), and an estimate of loss rates upon claim resolution (“Loss Rates”).

Pending Claims.  Pending Claims are active repurchase claims where the presenting party has identified both the specific loan and the representation alleged to have been breached. As discussed in the response to question three below, Pending Claims do not include claims that fail to comply with certain substantive or procedural requirements of the governing contracts – such as claims based on sampling, allegations of pool-wide breach, and non-specific claims for rescissionary damages. Pending Claims also do not include claims received six years or more from when the representations and warranties at issue were made because WMC takes the position that the statute of limitations bars the judicial enforcement of such claims1.

Future Claims.  Future Claims are estimated quarterly by applying a claim rate (based on analysis of historical and recent claim activity) to the amount of loans included in securitizations that have not yet reached the six-year anniversary of their closing.

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1
WMC believes that the longest potentially applicable statute of limitations bars the judicial enforcement of claims received six years or more from when the representations and warranties at issue were made, which falls on or before the closing date of the securitization at issue. Accordingly, if a securitization is more than six years old, WMC believes that R&W Claims are barred by the statute, and excludes those securitizations from Pending Claims and its estimate of Future Claims, unless those securitizations are the subject of negotiations aimed at resolution of R&W Claims.

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Loss Rates.  WMC’s estimate of Loss Rates is based on both WMC’s actual loss experience on resolved or abandoned claims, and its assessment of claims that are the subject of negotiations. To the extent WMC cannot determine a best estimate of losses on claims that are subject to negotiations, it records a reserve based on the loss rate derived from its actual historical loss experience. WMC’s Loss Rates are evaluated quarterly.

2012 Developments and Reserves

Prior to 2012, claims activity was fairly steady and incoming claims were not correlated with the six-year anniversary of the closing date of the securitization. WMC’s claims experience shifted significantly in 2012. As securitizations from 2006 began to reach their six-year anniversary, certain certificate holders – including many who purchased certificates at discounted prices in the secondary market – directed securitization trustees to submit claims to WMC and initiate litigation to attempt to avoid the expiration of the statute of limitations. Changes in WMC’s experience throughout 2012 (both relating to claims and litigation) affected WMC’s estimates of claims and related losses.  As WMC’s experience changed in 2012, particularly as it related to the certificate holder activity described above, the number of Pending Claims increased. Also, in light of the increased claims activity, WMC adjusted its estimates to incorporate an analysis of claims rates specific to securitizations that had not yet reached their six-year anniversary.

As a result of the change in historical trends and estimates in 2012, the sum of Pending Claims and Future Claims increased and WMC’s reserve was increased accordingly.  Also, as a result of the change in historical trends during 2012, the proportion of Pending Claims and Future Claims within the reserve analysis also changed. That is, with the proportional shift in the number of Pending Claims, the component of the reserve related to Pending Claims increased while the component of the reserve related to Future Claims decreased. As noted, this resulted in a decrease in the reserve as a percentage of Pending Claims. However, the reserve as a percentage of the total claims – both Pending and Future – remained relatively flat from December 31, 2011 to December 31, 2012.

Based on WMC’s Pending Claims and estimated Future Claims and Loss Rates, which take into account the most recently available information, WMC believes that the reserve at December 31, 2012 was reasonable and appropriately reflected probable incurred losses on mortgage repurchase claims in accordance with ASC 450. However, actual losses arising from claims against WMC could exceed the reserve amount if actual claim rates, governmental actions, litigation and indemnification activity, actual repurchase rates or losses WMC incurs on repurchased loans differ from its assumptions. Accordingly, we have further described the potential for material change in the reserve in our 2012 Form 10-K, including disclosure of the sensitivity of the reserve resulting from specific percentage increases to the estimates of Future Claims and Loss Rates on loans tendered.

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Validly Tendered Claims

The term “contractual obligations” as used in the disclosure refers to representations and warranties, such as a representation that each loan was underwritten in compliance with WMC’s underwriting guidelines. For a loan repurchase claim to be considered “validly tendered,” WMC believes that the claimant must, via prompt notice, specifically identify the loan at issue, demonstrate a breach of a representation and warranty that materially and adversely affects the value of the loan, and be able to re-assign the loan to WMC.

3.
In regards to the $4.0 billion of Litigation Claims not covered by the $633 million reserve for pending claims at December 31, 2012, we see that you have concluded that the Litigation Claims are disallowed by the “governing agreements and applicable law”. Please describe to us in detail the relevant terms of the agreements and the related laws which support your conclusion that the claims are disallowed and that no reserve is required for these claims.

Response:

As disclosed in the 10-K, the “Litigation Claims consist of sampling-based claims … and … claims for repurchase or damages based on the alleged failure to provide notice of defective loans, breach of a corporate representation and warranty, and/or non-specific claims for rescissionary damages.” For the following reasons, WMC asserts that the Litigation Claims are disallowed by the “governing agreements and applicable law.”

In the “sampling-based claims” (see Deutsche Bank National Trust Co. v. WMC Mortgage, LLC, No. 12-933 (D. Conn.); Deutsche Bank National Trust Co. v. WMC Mortgage, LLC, No. 12-969 (D. Conn.)), plaintiffs have not limited themselves to seeking repurchase for loans that they have actually identified as being in breach.  Instead, they demand repurchase of a percentage of a pool of loans based on allegations that review of a sample of those loans has revealed a certain breach rate within the pool. WMC believes that this type of repurchase demand is contrary to the governing agreements, which require plaintiffs give to pre-suit, loan-specific notice of each alleged breach so that WMC has the opportunity to evaluate and, if necessary, cure or repurchase the materially breaching loans. In particular, the agreements require notice of “any breach of a representation or warranty” affecting “any Mortgage Loan.” Moreover, the provisions give WMC the opportunity to repurchase a breaching loan at a “repurchase price” that is loan-specific. Without notice of the particular loan plaintiff contends is breaching, WMC cannot exercise its right of repurchase. Accordingly, WMC believes that plaintiffs cannot state or prove a claim based on “sampling,” but must instead identify, pre-suit, the particular loans and breaches for which they seek to recover.

Other Litigation Claims seek damages based on allegations that WMC was aware of breaching loans (which the plaintiff has not specifically identified), but did not notify plaintiffs as required by the agreements.  (See, e.g., Law Debenture Trust Co. of New York v. WMC Mortgage, LLC, No. 12-1538 (D. Conn.); Deutsche Bank National Trust Co. v. WMC Mortgage, LLC, No. 12-1699 (D. Conn.); WMC Mortgage, LLC v. MASTR Asset Backed Securities Trust 2007-WMC1 by U.S. Bank National Ass’n, No. 12-1372 (D. Minn); U.S. Bank National Ass’n v. WMC Mortgage LLC, No. 12-1831 (D. Minn.);

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The Bank of New York Mellon v. WMC Mortgage, LLC, No. 654464/2012 (N.Y. Sup. Ct.).) As WMC has explained in its briefing, damages are unavailable because each of the governing agreements provides that repurchase is plaintiff’s “sole remed[y]” for any claim “respecting” a breach of the representations and warranties. This broad “respecting” language means that the sole remedies clause does not apply just to claims that WMC has breached a representation or warranty, but to any claim respecting such a breach, such as a claim for failure to give notice of the breach. As a result, under the governing agreements, WMC asserts that plaintiffs cannot state a claim for money damages.

Plaintiffs have also sought repurchase of all loans in a pool or group of loans in a pool based on alleged breaches of a corporate representations and warranty.  This theory of recovery was suggested in Bank of New York Mellon v. WMC Mortgage, LLC (No. 12-7096) (S.D.N.Y.).  WMC believes that such a claim would be contrary to the corporate representation and warranty, and the individual notice and repurchase provisions of the governing agreements.

Finally, plaintiffs have sought “rescissionary damages.” (See, e.g., Law Debenture Trust Co. of New York v. WMC Mortgage, LLC, No. 3:12-1538 (D. Conn.); Bank of New York Mellon v. WMC Mortgage, LLC, No. 654464/2012 (N.Y. Sup. Ct.).)  WMC believes that, because the governing agreements limit plaintiffs to the “sole remed[y]” of “repurchase,” damages of any sort are unavailable.  In addition, plaintiffs are not entitled to rescissionary relief where they have not shown that (1) rescission is warranted but impracticable; (2) there is no adequate remedy at law; and (3) plaintiffs promptly sought rescission upon learning of the alleged breaches.

The accounting guidance in ASC 450 requires that a loss contingency be accrued when both of the following conditions are met:

a.	Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

b.	The amount of loss can be reasonably estimated.

Since WMC believes that the Litigation Claims are disallowed by the “governing agreements and applicable law,” it has concluded that a loss with respect to the Litigation Claims is neither probable nor reasonably estimable, and therefore it has not accrued a reserve with respect to these claims.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-373-3234.

GENERAL ELECTRIC COMPANY

/s/ Jan Hauser
Jan Hauser
Vice President, Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
B. B. Denniston, III, Senior Vice President and General Counsel
J. S. Miller, Senior Vice President and Chief Information Officer
C. A. Pereira, Chief Corporate, Securities and Finance Counsel; Chairman, Joint GE and GECC Disclosure Committee
D. A. Warner, III, Chairman, Audit Committee
W. J. O’Mara, Partner, KPMG LLP

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